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                                                                  EXHIBIT 8



                                                   Contact:  Tim Croasdaile
                                                             (616) 928-2718


                           GERBER DECLARES DIVIDEND


Fremont, MI, August 3, 1994 -- Gerber Products Company (NYSE:GEB) board of directors declared a regular quarterly dividend on its common stock of $.215 per share, payable September 10, 1994, to shareholders of record on August 16, 1994.

As previously announced, a subsidiary of Sandoz Ltd. has made an offer to purchase for cash all of the outstanding shares of common stock of Gerber Products Company at a price of $53.00 per share. The offer is scheduled to expire at 5:00 p.m., New York City time, on August 24, 1994, unless extended.

Assuming that the Sandoz tender offer has not closed prior to the record date of August 16, 1994, Gerber shareholders of record on the record date will be entitled to receive the dividend on the dividend payment date regardless of whether their shares have been tendered to Sandoz in response to its offer and regardless of whether the Sandoz offer is consummated before or after the dividend payment date of September 10, 1994. Holders of Gerber Products Company shares will not be required to withdraw shares previously tendered to Sandoz in response to its offer or take any other action as a result of the tender offer in order to be entitled to receive the dividend.

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